CNB FINANCIAL CORPORATION®

2022 Annual Report

CELEBRATING OUR GROWING FAMILY OF BANKS

$63 MILLION

Making history with record-breaking net income

DE&I
IT'S IN OUR DNA

Introducing a bank inspired by women in business

Impressia Bank
A DIVISION OF CNB BANK

Photo by: Ryan Hunt Photography
www.ryanhuntphotography.com

CNB BANK® ERIEBANK® *A division of CNB Bank* FCBank® *A DIVISION OF CNB BANK* BankonBuffalo® *A DIVISION OF CNB BANK* RIDGE VIEW BANK *A division of CNB Bank*



ERIEBANK's newest SMART Center in Woodmere Village opened December 2022.

Table of contents



About Us

CNB Financial Corporation is a financial holding company with consolidated assets of approximately $5.5 billion. CNB Financial Corporation conducts business primarily through its principal subsidiary, CNB Bank. CNB Bank is a full-service bank engaging in a full range of banking activities and services, including trust and wealth management services, for individual, business, governmental, and institutional customers. CNB Bank operations include a private banking division, three loan production offices, one drive-up office, one mobile office and 48 full-service offices in Pennsylvania, Ohio, New York, and Virginia.

CNB Bank's divisions include ERIEBANK, based in Erie, Pennsylvania, with offices in Northwest Pennsylvania and Northeast Ohio; FCBank, based in Worthington, Ohio, with offices in Central Ohio; BankOnBuffalo, based in Buffalo, New York, with offices in Western New York; Ridge View Bank, with offices in the Southwest Virginia region; and Impressia Bank which will initially operate in CNB Bank's primary market areas and expand beyond with a focus on women in business. CNB Bank is headquartered in Clearfield, Pennsylvania, with offices in Central and North Central Pennsylvania.



1865	1984	2005	2013
CNB Bank	**CNB Financial Corporation**	**ERIEBANK**	**FCBank**
County National Bank of Clearfield established	CNB Financial Corporation Holding Company organized	ERIEBANK formed in August 2005	Acquisition of FC Banc Corp. in Bucyrus, OH



Our Mission

CNB Financial Corporation is a leader in providing financial solutions, which create value for both consumers and businesses. These solutions encompass deposit accounts, private banking, real estate, commercial, industrial, residential and consumer loans and lines of credit, credit cards, treasury services, online banking, mobile banking, merchant card processing, remote deposit, and accounts receivable handling. In addition, the Corporation provides wealth and asset management services, retirement plans and other employee benefit plans.

Our Core Values

Respect
Diversity and Inclusion
Volunteerism
Accountability
Integrity
Collaboration
Innovation
Professionalism
Client Focus
Leadership



2015
150th Anniversary
CNB Bank celebrates its Sesquicentennial

2016
BankOnBuffalo
BankOnBuffalo is formed, serving the Greater Buffalo market

2021
Ridge View Bank
Ridge View Bank is formed in Roanoke, VA

2023
Impressia Bank
Expected launch of Women-Focused Bank

A Message to Our Shareholders

Q&A WITH CNB PRESIDENT & CHIEF EXECUTIVE OFFICER, MIKE PEDUZZI AND PETER SMITH, CHAIRPERSON OF THE BOARD



Pictured: Emily Fisher (left), Peter Smith (center), Michael Peduzzi (right)

Recently, CNB's President and CEO, Mike Peduzzi (MP) and Chairperson of the Board, Peter Smith (PS) sat with Public Relations and Community Outreach Officer, Emily Fisher (EF) to talk about 2022.

EF: 2022 was a year of record earnings and performance for CNB Bank. As you look back, what do you see as the keys to this strong performance?

MP: First is our investment in our most important assets; our people. We have tremendous, experienced banking and wealth management professionals across our footprint, and they really excel at what they do. I think 2022 reflected that.

PS: Yes, I would agree. I also believe that it started with a Board initiative to develop our legacy markets and really drive earnings per share, and reward our shareholders for their investment in our company.

MP: And with that Board advocation, we have a very unique multi-brand strategy where we have multiple banking divisions under one bank charter. It allows us to really embrace our different markets. That's been really effective because, although we have great people to grow that extra connectivity that we get with them, local connection has really helped us even further leverage our growth.

PS: I might add that our new markets are all growth markets for us because we bring a fresh banking experience, a great array of services and terrific people. We've got tremendous opportunities to grow the Bank's business in all of those markets.

MP: To that point, we have double digit percentage volume growth in every market, including our traditional CNB markets. It was really a great year, so much so, that we thought a great tactic to employ was to do a capital raise. We have even more capital to offensively grow going forward. We're really excited about what 2022 was and what the next couple of years will bring to us.

EF: When we think about our growth, what are some of the areas besides our traditional banking businesses where we're having success?

MP: I would start with our wealth management business. We are beyond just a banking institution. So many folks these days have tremendous planning that they're trying to employ, whether it's retirement planning or individuals who are looking to get a better position to take advantage of these market conditions. We do a lot in the wealth management area.

PS: I'd emphasize that the wealth management business is not just strictly for those at more advanced years or greater wealth, but that it can be advantageous to people at all stages in their life and in all socioeconomic groups.

MP: For some of our larger business customers or municipal customers, we have Treasury Management services where we give them really specific ways that they can help manage their money, make deposits more quickly, and have fraud protection on their payments. One of the key elements of that is that a lot of these businesses are now using purchase cards, which allows them to be very efficient with tracking or managing their expenses, and that provides us a source of revenue as we process those transactions. Our non-interest income is really a significant growth area for our company.

EF: What challenges did CNB face in 2022 and how did the bank overcome those? How do we see those challenges looking ahead into 2023?

MP: I would start with the rising rates. Not only did we have to deal with that as a financial institution, but a lot of households are dealing with inflation because rising rates affect us all in so many ways. The good news for the Bank is that many of our loans are what they call variable rate. So as those rates went up, we were actually able to attract more interest income and that helped us offset the increasing cost of deposits. We've been paying more on deposits and trying to be very fair to our depositors. It is certain that inflation is a headwind that we faced in 2022 and will continue to deal with.

PS: I think that Mike's observations are on target and I would second that. It's just the general economic uncertainty that businesses, consumers and households are facing. People don't know for sure what the future holds and they're hesitant to make banking decisions and purchase decisions. I'm optimistic. I think the United States is the best country in the world, with the strongest economy. I think things will improve. It just will take a while for people to truly believe.

MP: I agree, Peter. You know, one of the things we hear a lot is "The Bank has had such a great year." We had record earnings progressively each quarter and record earnings for the year. And yet our stock price did not always reflect that. One of the reasons is that we're in the Russell 2000 index. So, when the stock market is broadly down, when they sell in and out of those indexes, we get dragged down with the market, even when it has nothing to do with our specific performance.



"We have a very unique multi-brand strategy where we have multiple banking divisions under one bank charter. It allows us to really embrace our different markets."

– Mike Peduzzi, President & CEO

EF: **Let's talk a little bit about diversity, equity and inclusion. How has CNB put our DE&I values into practice?**

MP: As the President, first and foremost, our DE&I commitment long precedes me, but it is a tradition we've continued. We have always embraced diversity in what we have done. We really want both our employee team, and our Board, to reflect those who are in our markets. We're a publicly held company, but we're also a publicly serving company, so we want to be able to embrace everyone. We talk about the Golden Rule... that we do unto others as we would want done unto ourselves. And so we embrace all of our customers and employees. We've invested very heavily in making sure that we do all the right surveys and research, making sure that if some measure out there is noteworthy, that we're looking at ourselves and making sure we hold ourselves to those high standards.

PS: Equity, fairness and acceptance are values of CNB. I've been around the bank for many, many years and

the DE&I initiatives give us an opportunity to not just announce those values, but to further implement them in our organization. The Board is 100% committed to these values, and they're not just goals, they are standards against which we judge ourselves. They are standards according to which we manage this Company.

MP: One of the things about a company that's high performing is you want to retain and attract new high performers. This year, we did a full market survey on employee salaries because, as we all know, wage inflation went up significantly in 2022 and that could be a little uneven around our market. So we made sure everyone was paid within a market value range. We looked at any differences between males and females that were in the same position and made sure that they were equitably paid and we made appropriate adjustments. There really weren't many. That's again a testament to the long term fairness that CNB has employed across its markets. And then most importantly, we've had an increasing number



A DIVISION OF CNB BANK

Inspired by Women in Business

Impressia Bank is a full-service banking division of CNB Bank dedicated to the professional development and advancement of women business owners and leaders.



DE&I, IT'S IN OUR DNA:

"Equity, fairness and acceptance are values of CNB. The Board is 100% committed to these values, and they're not just goals, they are standards against which we judge ourselves. They are standards according to which we manage this company."

– Peter Smith, Chairperson of the Board

of employees who are awarded stock grants and other incentives to keep them invested in the company and aligned with shareholders. All those things have helped us retain this important team that we have and attract new members from across the spectrum of all of our markets.

EF: As a woman in banking and a member of the DE&I Committee, it's very exciting to talk about this and hear a little bit more about Impressia Bank. Is there anything you would like to share about Impressia?

MP: When I came to the bank, I met so many people. I went on a listening tour and what I experienced was just an amazing number of female professional bankers. And then as we got our statistics, we realized that two out of every three of our employees are female. So, I met with two of our senior female leaders and said, "We've got to invest in a women-focused bank division", because there are so many ways that we have the right people to help make outreaches to them. And we know that there are still opportunities. Our doors have always been open to female professionals and customers, but Impressia Bank gives them new inroads and new delivery channels to welcome them to our great suite of products and services.

PS: I think it provides an outlet for people's creativity and their ambition. I'm really excited about the opportunities and what it holds for the future. I don't think we really appreciate just what it's going to develop into, but I can say that the women leading this initiative are off to a terrific start.

MP: By announcing it, we've had so much outreach from other organizations wanting to connect with this and see it become successful. We know we've got the right team and we know we've got the right ambitions. And I think it will be a great thing for CNB and Impressia Bank in the long term.



Impressia Bank Steering Committee Members. Pictured from left to right: Amy Potter, VP, Marketing; Robin Mink, SVP, Chief Treasury Management Officer; Carla Higgins, SVP, Multi-Experience; Angela Wilcoxson, EVP, Chief Commercial Banking Officer; Kylie Graham, SVP, Operations; Erin Green, Founder & CEO, Verify Services; Katie Jones, SVP, Regional Manager ERIEBANK, (Not pictured Leanne Kassab, Senior Executive Vice President, Chief Experience Officer)

EF: In what ways has CNB demonstrated its commitment to the communities that we serve?

MP: We have over 750 employees and we track their volunteer efforts every year. The vast majority of our employees are heavily engaged in community volunteering and involvement. It really starts with Martin Luther King, Jr. Day where instead of taking the day off as a holiday, we call it "Take the Day On". So many people start and volunteer in so many ways, and it inspires them to keep going and it just stays that way all through the year. So, first and foremost, is our engagement in the communities.

PS: Again, back to CNB's history and our core values, we are committed to our communities, we're committed to our customers. We stick with them not just through the good times, but we stand by them and help them through the difficult times.

MP: We make a lot of donations and recognize a lot of organizations through education, and low to moderate income areas. We know that the strength of our communities means all members of our community have to be stronger. So we look for opportunities where we can help through targeted donations or initiatives. One of the most important things that we're doing in the near future is participating in the Eastside Renaissance Project in Erie. We're going to put a branch where there are a lot of folks that could really use a bank in their neighborhood. We're really excited about that. Again, it's going to lift everybody up and that's really what we've had a successful track record of doing. Our growth isn't just finding those who are already wealthy or already accretive to the Bank. It's helping others build wealth throughout their lifetime, throughout their journeys. And it's been really successful for us.

PS: Our financial literacy undertakings and programs are part of that. Again, our mobile banking unit will extend banking services into under-served communities and that has been a significant project.



Ridge View Bank proudly supports the Roanoke Rampage Fire and Police Football Team, a full contact, federally recognized, charitable organization. The team is composed of local police officers, firefighters, and other sworn public safety personnel from Roanoke, Salem, and surrounding areas.

The first of its kind operated by any financial institution in Western New York, BankOnWheels is a full-service, yet fully mobile bank branch, which will enable the bank to deliver essential banking services to communities with little or no access to such services today.





In September 2022, FCBank began construction on it's newest SMART Center in Westerville, OH opening May 2023.

MP: Peter, you mentioned financial literacy. One of the really cool things is when we go into so many high schools, where a critical age of people are about to become adults and thinking about things. Carrie Wood, our Vice President of Employee Experience and our Financial Literacy team goes in and really educates them on all the different ways that finances are going to affect their life and give them a head start to understanding the difficulties that they're going to face when they become adults.

EF: **We talked a little bit about growth up to this point and CNB has experienced some exciting growth in the last year, particularly in Cleveland, OH, Roanoke, VA, and Rochester, NY areas. What about those areas caught the attention of the bank?**

MP: We can see that there's a very strong commercial and industrial base, very similar to areas we've operated in. I think in a lot of the smaller urban areas, we share a lot of the same core values. They value relationships and they have a lot of great diversity that we can embrace-

just wonderful people. Our culture is one that is very welcoming. We find ways and make real solutions.

PS: They're communities that align with CNB's core values. They are communities that present us with the opportunity to extend our brand of banking where it will be well accepted. Great commercial and industrial opportunities which is a niche we're focused on. So we're really excited about that. From a larger perspective, they give us a degree of economic security to the extent that the geographic footprint of the company is spread out over a larger area.

MP: That diversification principle really applies to how we invest in and are spread out in a number of markets. When Peter talked about extending our brand, the beauty is we don't export our bankers out to these markets. We find bankers relevant in those markets who have market equity, who understand and are aligned with our culture. It's been an amazing journey for us to see how many people have really excelled in Roanoke, in Cleveland, and now in Rochester... and our results show it.

EF: As you look forward to 2023 and beyond under your leadership, what do you see as some key strategic priorities for CNB?

PS: Certainly we want to continue growing our capital. That is the backbone of any financial institution. We want to take care of our people and by that I mean all the constituencies out there: our shareholders, our employees, our customers and our communities. Above all, we want to reward our shareholders for their hard earned savings that they've invested in our company and the confidence that they place in our company.

MP: The sustainability of what we've done over the past number of years, a track record of increasing earnings... it comes down to our investment in our employees and their relevance to those communities. So many of our customers are also our shareholders and businesses that we deal with. We have a mutual desire to have collective health among all of us, so we're continuing to invest in those communities, invest in those employees and give that great return to our shareholders.

PS: Another factor that will be critical to our success is focusing on deposit growth; disciplined but aggressive. We need that money to loan out to our customers on the other side of the bank.

MP: Getting back to our capital raise, it was a very healthy transaction. We raised over $100 million of capital. We know that in stressed economic times, some of our competition isn't as well prepared as we are to face the future. So this extra capital gives us a real opportunity to evaluate expansion and merger and acquisition opportunities that can help further leverage our existing capital base, leading to stronger returns and allowing us to expand our brand of banking to other areas that don't have it yet.

PS: I'd also point out that the capital raise was well oversubscribed. That tells me that people who examine CNB carefully recognize that it's a quality institution.

Thank you!

On December, 31, 2022, CNB marked the end of an important era in our Company with the retirement of two of our executive team members, Joseph B. Bower, Jr., former President & CEO, and Mary Ann Conaway, former EVP/Employee Experience. The CNB family benefited from the remarkable leadership of Joe and Mary Ann from their twenty-five and forty year careers with the Company, respectively. During their time with the organization, CNB experienced its most significant period of growth over its more than 150 years in business. Our clients, employees and shareholders alike realized the tangible benefits of their strategic focus on growth, differentiation, innovation, and employee and client experience. The strategies implemented during their tenure inspire the new and existing leadership team to continue this legacy. On behalf of the CNB team, we wish nothing but the best for Joe and Mary Ann in their well-earned retirements.

EF: Lots of exciting developments over the last year, one of which being a leadership transition. Peter, can you talk a little bit about how the leadership transition from your perspective has gone so far?

PS: It has been a 100% success. Mike was a terrific hire for the bank. He picked up right where Joe Bower left off. It was well-planned. It was well executed. Mike has great leadership skills and he will build on Joe Bower's fine work. I have nothing but positive feedback about the bond that Mike has established with the Board. I'm amazed at how quickly he has integrated himself into not just the culture of the Bank, but the circles of friends and acquaintances inside and outside of the Bank. And these transitions aren't easy. It is hard on an institution, even if you find exactly the right person. It's gone exceedingly well, and I'm really excited. It's a joy working with him.

MP: What made it easy for me is Peter and the Board's support to Joe over the years. They've built a tremendous team. Sometimes when you come in as the new President and CEO, people say, "Well, they're going to bring their people with them." I only brought myself because as I looked at this team, it was amazing in all areas, whether it's Operations, Finance, Employee Experience and our Information Technology. They are all so strong. It makes it a lot easier for me to come in and have such a great team to build from and work with.

So, what do we do to make that better? Well, first we just look to sustain momentum. Joe Bower, over his years as President, led a period of the strongest growth of this Bank. We look collectively... me and the Board... to continue to sustain that momentum and do it even better. One area we're really focused on is continuing to align the interests of our employees with our shareholders. I can't emphasize enough how important it is that we have our employee's incentives aligned with earnings per share growth. We have so many more people owning stock in the company so that together we all know we're really rowing in the same direction and building toward success for the mutual benefit of our employees, our communities and our shareholders.



Scan the QR Code to watch the full interview.



Pictured: Mike Peduzzi (left),
Mary Ann Conaway (center), Joe Bower (right)

Consolidated
Financial Highlights

(dollars in thousands, except per share data)

FOR THE YEAR

	2022	2021	Change
Interest and Dividend Income	**$213,738**	$179,600	19.0%
Interest Expense	**$24,079**	$19,820	21.5%
Net Interest Income	**$189,659**	$159,780	18.7%
Non-interest Income	**$34,766**	$33,434	4.0%
Non-interest Expense	**$137,622**	$116,433	18.2%
Net Income	**$63,188**	$57,707	9.5%

NET INCOME RETURN ON...

... Average Equity

2022	2021
13.86%	**13.39%**

⬆ **3.5%** change in **2022**

... Average Assets

2022	2021
1.20%	**1.14%**

⬆ **5.3%** change in **2022**

AT YEAR END

	2022	2021	Change
Assets	**$5,475,179**	$5,328,939	2.7%
Loans, Net of Unearned	**$4,275,178**	$3,634,792	17.6%
Deposits	**$4,622,437**	$4,715,619	-2.0%
Shareholders' Equity	**$530,762**	$442,847	19.9%

NET INCOME

9.5% growth

2022	2021
$63,188	**$57,707**

Total Growth 2021-2022

PER COMMON SHARE DATA



$3.16 — $3.26 (DILUTED EARNINGS PER COMMON SHARE)
$0.685 — $0.700 (COMMON STOCK DIVIDENDS)

■ 2021 ■ 2022

 **3.2%** DILUTED EARNINGS PER SHARE ⬆

 **2.2%** COMMON STOCK DIVIDENDS ⬆

 **7.125%** 2022 PREFERRED STOCK DIVIDEND



BOOK VALUE PER COMMON SHARE

$22.85
$22.39

■ 2021 ■ 2022

-2.0% BOOK VALUE PER COMMON SHARE

ASSET GROWTH



2022	$5,475,179
2021	$5,328,939
2020	$4,729,399
2019	$3,763,659
2018	$3,221,521



ASSET GROWTH +

14.2%

CAGR*

2018-2022

NET INTEREST INCOME



*CAGR 16.0%

2018	$104,920
2019	$116,198
2020	$134,711
2021	$159,780
2022	$189,659

LOANS, NET OF UNEARNED



*CAGR 14.6%

2018	$2,474,557
2019	$2,804,035
2020	$3,371,789
2021	$3,634,792
2022	$4,275,178

DILUTED EARNINGS PER COMMON SHARE



*CAGR 10.2%

2018	$2.21
2019	$2.63
2020	$1.97
2021	$3.16
2022	$3.26



$3.26

2022 DILUTED EARNINGS PER SHARE

*CAGR - Compounded Annual Growth Rate 2018-2022

CNB FINANCIAL CORPORATION

CNB Financial Corporation Board of Directors


PETER F. SMITH
Chairperson of the Board; Attorney at Law


JOEL E. PETERSON
President, Clearfield Wholesale Paper


RICHARD B. SEAGER
Owner, Ritri Holdings, LLC


MICHAEL D. PEDUZZI
President and CEO, CNB Financial Corporation and CNB Bank


DEBORAH DICK PONTZER
President, Grow Rural PA


FRANCIS X. STRAUB, III
President and Chief Executive Officer, U.S. Complete Care, Inc.


RICHARD L. GRESLICK, JR.
Secretary, CNB Financial Corporation; Senior EVP, Chief Operating Officer, CNB Bank


JEFFREY S. POWELL
President, J.J. Powell, Inc.


PETER C. VARISCHETTI
President, Varischetti Holdings, LP


N. MICHAEL OBI
President, UBIZ Venture Capital; Chief Executive Officer of Spectrum Global Solutions


NICHOLAS N. SCOTT
Vice President and Owner, Scott Enterprises


JULIE M. YOUNG
Employment Attorney, JMY Law, LLC

CNB FINANCIAL CORPORATION

CNB Financial Corporation Corporate Officers

MICHAEL D. PEDUZZI
President and Chief Executive Officer

TITO L. LIMA
Treasurer and Principal Financial Officer

RICHARD L. GRESLICK, JR.
Secretary

LEANNE D. KASSAB
Assistant Secretary

CNB Bank Management

Dustin A. Minarchick
Regional President, CNB Bank

Jeffrey W. Alabran
Senior Vice President, Director of Participations & Syndications

Joseph E. Dell, Jr.
Senior Vice President, Corporate Commercial Development

Kylie L. Graham
Senior Vice President, Operations

Carla M. Higgins
Senior Vice President, Multi-Experience

Richard J. Johnson
Senior Vice President, Small Business Loan Administrator

Glenn R. Pentz
Senior Vice President, Investment Advisor

Eileen F. Ryan
Senior Vice President, Director of Private Banking Experience

John M. Schulze
Senior Vice President, Director of Participations & Syndications

Kelly J. Sheffield
Senior Vice President, BSA Officer

Christopher L. Stott
Senior Vice President, Enterprise Director of Private Banking

Katie Andersen
Vice President, Compliance Officer

Craig C. Ball
Vice President, Wealth Partner

Rebecca A. Coleman
Vice President, Loan Servicing

James C. Davidson
Vice President, Private Banking Team Lead

LouAnne Dawson
Vice President, Treasury Management Advisor

Regina M. Eagan
Vice President, Fraud Investigations Officer

Andrew Franson
Vice President, Wealth & Asset Management Operations Manager

Joseph K. Haines
Vice President, Commercial Banking

David A. Hamilton
Vice President, IT Solutions & Services

Shannon L. Irwin
Vice President, Employee Resources Director

Eric A. Johnson
Vice President, Wealth Partner & Team Leader

Cory K. Johnston
Vice President, Controller

Jacklyn M. Lantzy
Vice President, Private Banking / Commercial Banking

R. Michael Love
Vice President, Wealth Partner

Monica Neimeier
Vice President, Commercial Services

CNB Bank Senior Management


MICHAEL D. PEDUZZI
President, Chief Executive Officer


LEANNE D. KASSAB
Senior Executive Vice President, Chief Experience Officer


HEATHER J. KOPTCHAK
Senior Vice President, Chief Employee Resources Officer


TITO L. LIMA
Senior Executive Vice President, Chief Financial Officer


GREGORY M. DIXON
Executive Vice President, Chief Credit Officer


ROBIN W. MINK
Senior Vice President, Chief Treasury Management Officer


RICHARD L. GRESLICK, JR.
Senior Executive Vice President, Chief Operating Officer


STEVEN R. SHILLING
Executive Vice President, Chief Wealth Management Officer


DARRYL P. KOCH
Senior Vice President, Chief Information Technology & Security Officer


MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Banking Officer


ANGELA D. WILCOXSON
Executive Vice President, Chief Commercial Banking Officer

Katie A. Penoyer
Vice President, Treasury Operations Team Leader

Amy B. Potter
Vice President, Marketing

Heather D. Serafini
Vice President, Private Banking

Ricky Scott
Vice President, Small Business Loan Automation Underwriter

C. Brett Stewart
Vice President, Commercial Banking

Scott M. Valazak
Vice President, Private Banking

Sherry L. Wallace
Vice President, Retail Lending

Katie M. Whysong
Vice President, Commercial Banking

Carrie A. Wood
Vice President, Employee Experience

Joseph H. Yaros
Vice President, Commercial Banking

Joel M. Zupich
Vice President, Commercial Banking

Vickie L. Baker
Assistant Vice President, Community Office Manager

Judy Barry
Assistant Vice President, Senior Portfolio Manager

Cassandra L. Baumgardner
Assistant Vice President, Vendor Management Officer

Cynthia Becker
Assistant Vice President, Senior Portfolio Manager

Jonathan Bodle
Assistant Vice President, Credit Administration

Erin L. Brimmeier
Assistant Vice President, Account Services

Christina Burkhouse
Assistant Vice President, Portfolio Monitoring

Timothy K. Chase
Assistant Vice President, Credit Administration - Assistant Manager

Kara Chludzinski
Assistant Vice President, Director of Education

Kimberly L. Coleman
Assistant Vice President, Commercial Loan Document Specialist

Mark Donati
Assistant Vice President, Business Intelligence

Kathryn G. Fulmer
Assistant Vice President, Treasury Management Advisor

Denise E. Gelofsack
Assistant Vice President, Senior Portfolio Manager

Tyler Kirkwood
Assistant Vice President, Commercial Branch Manager

Kyle G. Kunes
Assistant Vice President, Commercial Banking

Shayne S. Lumadue
Assistant Vice President, Online Experience

Justin R. Maney
Assistant Vice President, Director of Accounting Operations

Michael S. Moore
Assistant Vice President, Facilities

Angela M. Rucinski
Assistant Vice President, Mortgage Lending

Dustin R. Schoening
Assistant Vice President, Senior Retail Lender

Jaylene R. Shaffner
Assistant Vice President, Regional Manager

Lori D. Shimel
Assistant Vice President, Community Officer Manager

B.J. Sterndale
Assistant Vice President, Employee Experience

Kellie R. Swales
Assistant Vice President, Marketing & Branch Design

Brenda Terry
Assistant Vice President, Retirement Services

Dorthy M. Turner
Assistant Vice President, Wealth Partner

Grant W. Whieldon
Assistant Vice President, Director of Internal Financial Reporting and Analysis

Eric E. White
Assistant Vice President, Commercial Banking

ERIEBANK
A division of CNB Bank

ERIEBANK Board of Advisors



DAVID J. ZIMMER
Chairperson of the Board; President, ERIEBANK



GARY M. ALIZZEO
Esquire, Shafer Law Firm, P.C.



BISHOP DWANE BROCK
Presiding Bishop of Covenant Ministries International Fellowship



GARY L. CLARK
Chief Executive Officer, Reed Manufacturing Company



JANE M. EARLL
Esquire; Consultant, JMEARLL, LLC; Retired Pennsylvania State Senator



CHARLES "BOO" HAGERTY
President, Hamot Health Foundation



DR. ANDREA T. JEFFRESS, MD
Physician, OB-GYN Associates of Erie, PC



THOMAS W. REAMS
President, C. H. Reams & Associates, Inc.



NICHOLAS N. SCOTT
Vice President and Owner, Scott Enterprises



JAMES E. SPODEN
Esquire, MacDonald Illig Jones & Britton, LLP

MICHAEL D. PEDUZZI
President, Chief Executive Officer, CNB Financial Corporation and CNB Bank

RICHARD L. GRESLICK, JR.
Senior Executive Vice President, Chief Operating Officer, CNB Bank; Secretary, CNB Financial Corporation

MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Banking Officer, CNB Bank

GREGORY M. DIXON
Executive Vice President, Chief Credit Officer, CNB Bank

ERIEBANK Management

Steven M. Cappellino
Senior Vice President, Area Manager

William L. DeLuca, Jr.
Senior Vice President, Senior Credit Officer

Timothy A. Flenner
Senior Vice President, Area Manager

Suzanne E. Hamilton
Senior Vice President, Commercial Banking

Katie J. Jones
Senior Vice President, Regional Manager

Steven B. Levy
Senior Vice President, Commercial Banking

Gregory A. Noon
Senior Vice President, Commercial Banking, Area Manager

Timothy J. Roberts
Senior Vice President, Commercial Banking

Paul D. Sallie
Senior Vice President, Private Banking

David P. Bogardus
Vice President, Area Manager

Kelly S. Buck
Vice President, Private Banking

Travis J. Burch
Vice President, Investment Advisor

James E. Burke
Vice President, Commercial Banking

Scott O. Calhoun
Vice President, Commercial Banking

Jessica A. Figoli
Vice President, Private Banking

Ellen Forbus
Vice President, Private Banking

Joanne L. Fulton
Vice President, Treasury Management Advisor

Christine Hartog
Vice President, Community Office Manager

Allison M. Hodas
Vice President, Commercial Banking

Cheryl-Ann Madsen
Vice President, Commercial Banking

Jeffrey S. Matchett
Vice President, Wealth Partner

ERIEBANK Ohio Board of Advisors



WESLEY H. GILLESPIE
*Chairperson of the Board;
Regional President,
ERIEBANK Northeast Ohio*



DR. LUNDON ALBRECHT, DDS
Owner, Albrecht Family Dentistry



JENNIFER BROWN
*Economic Development
Specialist, CT Consultants
Company*



JOE CAROLLO
*President, Jani-King of
Cleveland*



INAJO DAVIS CHAPPELL
*Retired, Partner and Attorney,
Ulmer & Berne, LLP*



RICHARD T. FLENNER, JR.
*Retired; Former President,
Lake National Bank*



BRYCE A. HEINBAUGH
*Managing Partner
and Founder, IEN Risk
Management Consultants*



KEVIN D. MALECEK
*Director of Economic
Development & International
Trade, City of Mentor*



DARRELL L. MCNAIR
*President and Chief Executive
Officer, MVP Plastics*



SHAWN NEECE
Renew Partners, LLC



N. MICHAEL OBI
*President, UBIZ Venture
Capital; Chief Executive Officer,
Spectrum Global Solutions*



JOSEPH T. SVETE
*President, Svete & McGee
Company, LPA*

MICHAEL D. PEDUZZI
*President, Chief Executive Officer, CNB
Financial Corporation and CNB Bank*

RICHARD L. GRESLICK, JR.
*Senior Executive Vice President, Chief
Operating Officer, CNB Bank; Secretary, CNB
Financial Corporation*

MARTIN T. GRIFFITH
*Senior Executive Vice President, Chief Banking
Officer, CNB Bank*

GREGORY M. DIXON
*Executive Vice President, Chief Credit Officer,
CNB Bank*

James R. Miale
Vice President, Commercial Banking

Benjamin V. Palazzo
Vice President, Commercial Banking

Philip K. Persons
Vice President, Commercial Branch Manager

Jonathan J. Riley
Vice President, Wealth Partner & Team Leader

Alison A. Samuels
Vice President, Commercial Banking

Jerome L. Smith
Vice President, Commercial Banking

John R. VanTassel
Vice President, Treasury Sales Team Leader

Mark R. Weibel
Vice President, Wealth Partner

Chrissy J. Anthony
*Assistant Vice President, Treasury Management
Advisor*

Eradin Berrios
Assistant Vice President, Commercial Office Manager

Sharon D. Calloway
Assistant Vice President, Commercial Office Manager

Joseph P. Colosimo
Assistant Vice President, Commercial Banking

Russell G. Daniels
Assistant Vice President, Community Office Manager

Chrystal M. Fairbanks
Assistant Vice President, Community Office Manager

Concetta M. Fort
Assistant Vice President, Community Office Manager

Jaclyn R. Italiani
Assistant Vice President, Senior Retail Lender

Kristi L. Komara
Assistant Vice President, Mortgage Lending

Bryan G. Kusich
Assistant Vice President, Commercial Banking

FCBank
A DIVISION OF CNB BANK

FCBank Board of Advisors



JENNY L. SAUNDERS
Chairperson of the Board; President, FCBank



JENNIFER T. CARNEY
Principal, OHM-Advisors



DARREN CHERRY, CEPA®
Area President, FocusCFO



MATT GREGORY
Senior Vice President, NAI Ohio Equities



LAWRENCE A. MORRISON
CPA and Partner, Kleshinski, Morrison & Morris, LLP



JASON A. POHL
Partner and Co-Founder, Centric Consulting, LLC



JULIE M. YOUNG
Employment Attorney, JMY Law, LLC

MICHAEL D. PEDUZZI
President, Chief Executive Officer, CNB Financial Corporation and CNB Bank

RICHARD L. GRESLICK, JR.
Senior Executive Vice President, Chief Operating Officer, CNB Bank; Secretary, CNB Financial Corporation

MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Banking Officer, CNB Bank

GREGORY M. DIXON
Executive Vice President, Chief Credit Officer, CNB Bank

FCBank Management

Neal S. Clark
Senior Vice President, Commercial Banking

Stephen D. Winner
Senior Vice President, Commercial Real Estate

Jeffrey J. Beyke
Vice President, Regional Manager

Chris D. Butcher
Vice President, Private Client Solutions

Christopher S. Duff
Vice President, Private Banking Team Leader

Matthew Hume
Vice President, Wealth Partner

Annette D. Lester
Vice President, Community Office Manager

Amy E. Pierce
Vice President, Treasury Management Advisor

Sam P. Rawal
Vice President, Wealth Partner

Dina A. Shultz
Vice President, C&I Commercial Team Leader

Jack L. Trachtenberg
Vice President, Private Banking

Irene Y. Tsen
Vice President, Commercial Banking

Stephanie A. Wagner
Vice President, Wealth Partner

Jeff P. Wallace
Vice President, Treasury Management Advisor

Mack Hanna
Assistant Vice President, Commercial Office Manager

David F. Hiatt
Assistant Vice President, Senior Retail Lender

Veronica S. Hildreth
Assistant Vice President, Community Office Manager

Jillian V. Price
Assistant Vice President, Private Banking

BankOnBuffalo Board of Advisors

 **MICHAEL J. NOAH**
*Chairperson of the Board;
President, BankOnBuffalo*

 **GERRY MURAK**
*Chief Executive Officer,
SoPark Corp.*

MICHAEL D. PEDUZZI
*President, Chief Executive Officer, CNB
Financial Corporation and CNB Bank*

 **HERBERT L. BELLAMY, JR.**
*Owner/President, Bellamy
Enterprises*

 **MICHAEL NEWMAN**
*Chief Executive Officer,
Newman Properties, Inc.*

RICHARD L. GRESLICK, JR.
*Senior Executive Vice President, Chief
Operating Officer, CNB Bank; Secretary, CNB
Financial Corporation*

 **TRINA BURRUSS**
*Chief Operating Officer for
United Way of Buffalo & Erie
County*

 **PETER J. ROMANO, JR.**
*Owner/President, Romano
Associates*

MARTIN T. GRIFFITH
*Senior Executive Vice President, Chief Banking
Officer, CNB Bank*

 **GEORGE H. BILKEY, IV**
*Managing Partner, TAM
Ceramics*

 **STEPHEN J. SCHOP**
*Attorney, Stephen J. Schop,
LLC*

GREGORY M. DIXON
*Executive Vice President, Chief Credit Officer,
CNB Bank*

 **E. PETER FORRESTEL**
*Retired, Vice Chairperson,
Bank of Akron*

 **MARK A. TRONCONI**
*Partner at Tronconi, Segarra &
Associates*

BankOnBuffalo Management

Michael A. Anderson
*Senior Vice President, Regional Retail Banking
Administration*

Peter J. Hart
Senior Vice President, Commercial Banking

David G. Hawker
Senior Vice President, Commercial Sales Team Leader

Edmund E. Mielcarek
Senior Vice President, Commercial Banking

David P. Paul
*Senior Vice President, Private Client Solutions
Team Leader*

Joseph D. Becker
Vice President, Private Banking

Colleen Bowman
Vice President, Community Office Manager

Scott A. Chamberlain
Vice President, Commercial Banking

James H. Cosgriff
Vice President, Wealth Partner

Deborah Glowny
Vice President, Community Office Manager

Ryan T. Gorman
Vice President, Senior Retail Lender

Marcie A. Hartung
Vice President, Commercial Banking

Michael Huber
Vice President, Commercial Banking

Paul J. Hurley
Vice President, Wealth Partner

Thomas J. Ivancic
Vice President, Commercial Banking

Kathleen B. Kane
Vice President, Community Office Manager

Michael Kelley
Vice President, Senior Credit Officer

Robin Lewandowski
Vice President, Wealth Partner

Steve Mulé
Vice President, Regional Manager

Kelly A. Navagh
Vice President, Senior Treasury Management Advisor

Tammy L. Otminski
Vice President, Community Office Manager

James P. Reidy
Vice President, Commercial Branch Manager

Jared M. Sedor
Vice President, Commercial Banking

Donna Sudyn
Vice President, Wealth Partner

Gail E. Testa-Romano
Vice President, Wealth Partner

Annette A. Tomlin
Vice President, Treasury Management Advisor

Jodie A. Alexander
Assistant Vice President, Senior Retail Lender

Josiah D. LeRoy
Assistant Vice President, Community Office Manager

Ridge View Bank Board of Advisors



CARRIE T. MCCONNELL
Chairperson of the Board;
President, Ridge View Bank



KIMBERLY BLAIR
Vice President for Advancement, Roanoke College



BENJAMIN CREW
Vice President, Balzer and Associates, Inc.



ROBERT KULP
President and co-owner, Black Dog Salvage



RYAN WATERS
Managing Partner, Bridgewater Marina

MICHAEL D. PEDUZZI
President, Chief Executive Officer, CNB Financial Corporation
and CNB Bank

RICHARD L. GRESLICK, JR.
Senior Executive Vice President, Chief Operating Officer, CNB Bank;
Secretary, CNB Financial Corporation

MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Banking Officer, CNB Bank

GREGORY M. DIXON
Executive Vice President, Chief Credit Officer, CNB Bank

JOSEPH E. DELL, JR.
Senior Vice President, Corporate Commercial Development

Ridge View Bank Management

Todd S. Hammock
Senior Vice President, Senior Credit Officer

Robert Shorter
Senior Vice President, Commercial & Private Banking

Adam H. Midkiff
Vice President, Treasury Management Advisor

Todd Parsons
Vice President, Commercial Banking

Nancy N. Brubaker
Assistant Vice President, Community Office Manager

Desmond D. Cornette
Assistant Vice President, Treasury Management Advisor

Christopher "Matt" Hayslett
Assistant Vice President, Commercial Banking

Holiday Financial Services
Board of Directors

Gregory M. Dixon
Chairperson

Richard L. Greslick, Jr.
Secretary

Michael D. Peduzzi
Treasurer

Holiday Financial Services
Corporate Officers

Gregory M. Dixon
Chairperson

Joseph P. Strouse
President

Francis Goss
Vice President

Diann Ogline
Assistant Vice President, Operations Manager

Shareholder Information

ANNUAL MEETING

The Annual Meeting of the Shareholders of CNB Financial Corporation will be held virtually on Tuesday, April 18, 2023 at 2:00 p.m. In order to attend the meeting, you must register at: www.viewproxy.com/CNBFinancial/2023 by 11:59 p.m. (EDT) on April 17, 2023.

On the day of the Annual Meeting of Shareholders, if you have properly registered, you may enter the meeting by clicking on the link provided and the password you received via email in your registration confirmations.

CORPORATE ADDRESS

CNB Financial Corporation
31 S. Second Street
P.O. Box 42
Clearfield, PA 16830
(800) 492-3221

STOCK TRANSFER AGENT & REGISTRAR

American Stock Transfer &
Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449

FORM 10-K

Shareholders may obtain a copy of the Annual Report to the Securities and Exchange Commission on Form 10-K by writing to:

CNB Financial Corporation
1 S. Second Street
P.O. Box 42
Clearfield, PA 16830
ATTN: Shareholder Relations

TOTAL RETURN PERFORMANCE

For information regarding the Corporation's historical return performance, please refer to Item 5 in the 2022 Form 10-K.

MARKET MAKERS

The following firms has chosen to make a market in the stock of the Corporation. Inquiries concerning their services should be directed to:

Janney Montgomery Scott LLC
1717 Arch Street
Philadelphia, PA 19103
(800) 526-6397

Keefe, Bruyette & Woods, Inc.
787 Seventh Avenue, 4th Floor
New York, NY 10019
(212) 887-7777



CNB FINANCIAL CORPORATION®

Scan the QR code to visit our Investor Relations website.





Each depositor insured to at least $250,000

Backed by the full faith and credit of the United States government

FDIC

Federal Deposit Insurance Corporation • www.fdic.gov

The common and preferred stock of the Corporation trade on the NASDAQ Global Select Market under the symbols CCNE and CCNEP, respectively.